PRESS RELEASE

EXHIBIT A

Press Release No. 05-02

METALLICA RESOURCES ANNOUNCES NORANDA INCREASES ITS
OWNERSHIP IN THE COMPANY

February 22, 2005, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) announces that Noranda Inc. (TSX: NRD, NYSE: NRD) has filed a Schedule 13G with the U.S. Securities and Exchange Commission (“SEC”) indicating that it owns approximately 6 million shares of Metallica Resources or approximately 7.3% of the outstanding common stock of Metallica. Noranda has an option to earn a 70% interest in Metallica’s El Morro copper-gold porphyry project in Chile. Noranda originally purchased 900,000 shares of Metallica in 2001 as part of its earn-in agreement. U.S. securities law requires that if a person or entity beneficially owns 5% or more of the common stock of an SEC registrant it must publicly disclose its ownership interest, whereas similar disclosure must be filed in Canada once the ownership in the company is 10% or more. Noranda can earn a 70% interest in the El Morro project by paying Metallica US$10 million by September 14, 2005. In addition to the US$10 million payment, the agreement calls for Noranda to complete a bankable feasibility study by September 2007 and provide 70% of Metallica’s 30% share of the capital required to develop the project, if requested by Metallica.

Noranda is currently carrying out an 8,000-meter diamond-drilling program directed at the La Fortuna resource area on the El Morro project. The objective of the drilling program is to improve the definition of the higher-grade copper enrichment zone and to investigate the geologic distribution of the higher-grade gold intervals encountered in previous drilling. Noranda estimates the cost of the program at approximately US$1.7 million.

Based on a 0.4% copper cutoff grade, Noranda has estimated that the La Fortuna zone contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.7 million shares outstanding, approximately US$42 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.